K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111

April 21, 2009

VIA COURIER

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	Eaton Vance National Municipal Opportunities Trust

File Nos. 333-156948; 811-22269

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance National Municipal Opportunities Trust is Pre-Effective Amendment No. 1 to the Trust’s initial registration statement on Form N-2 relating to the Registrant’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on January 26, 2009 (the “Registration Statement”).

Pre-Effective Amendment No. 1 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Trust.

Thank you for your letter transmitting your comments concerning the Registration Statement on Form N-2 for the Trust. As we discussed, and as indicated below, these comments have been addressed in this Pre-Effective Amendment No. 1. We are aware that the Commission staff (the “Staff”) prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Trust’s formal responses to your comments below.

Prospectus

Prospectus Summary

Comment 1. Please clarify whether the Fund or the Fund’s adviser, or an affiliate, will pay the offering and organizational expenses.

Response 1: In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Trust revised the disclosure as set forth below in Footnote 2 to the pricing table on the cover of the prospectus and in all other places it appears in the prospectus to clarify that the Adviser will reimburse all organizational costs and will reimburse offering cost to the extent they exceed $0.04 per common share.

In addition to the sales load, the Trust will pay offering costs of up to $0.04 per share, estimated to total approximately $        , which will reduce the “Proceeds to the Trust” (above). Eaton Vance or an affiliate has agreed to pay the amount by which the aggregate of all of the Trust’s offering costs (other than sales loads) exceed $0.04 per share. Eaton Vance or an affiliate has agreed to reimburse all organizational costs of the Trust.

Investment Objectives and Policies

Comment 2. Please state the lowest eligible investment rated security that the Fund may invest in and provide a brief definition of the rating.

Response 2: In response to the staff’s comments, in Pre-Effective Amendment No. 1, the Trust added the following additional disclosure as set forth below on the cover and in the summary and body sections of the prospectus, to clarify that the Trust may invest in municipal obligations in any rating category, including those rated below investment grade (“junk”), but will not invest more than 5% of its investments in municipal obligations in those that are rated below B- by S&P or Fitch, rated below B3 by Moody’s or that are unrated but that the Adviser considers to be of comparable quality.

Up to 30% of the Trust’s investments in municipal obligations may be below investment grade quality at time of investment. A municipal obligation is considered below investment grade quality if it is either (i) rated below investment grade by a Rating Agency, or (ii) an unrated municipal obligation that the Trust’s investment adviser considers to be of comparable quality. Municipal obligations of below investment grade quality (commonly referred to as “junk” bonds) involve special risks as compared to municipal obligations of investment grade quality. These risks include greater sensitivity to a general economic downturn, greater market price volatility and less secondary market trading. The Trust may invest in below investment grade municipal obligations of any quality. The Trust has no current intention, however, for more than 5% of its municipal obligation investments to consist of securities that, at time of investment, are rated below B- by S&P or Fitch, rated below B3 by Moody’s or that are unrated but that the Adviser considers to be of comparable quality. This means that up to 5% of the Trust’s investments in municipal obligations may be in securities of issuers that are having financial difficulties, which may include being in default on obligations to pay principal or interest thereon when due or involved in bankruptcy or insolvency proceedings (such securities are commonly referred to as “distressed securities”).

Comment 3. Please disclose the terms and durations of the residual interest bonds, also known as inverse floating rate securities, in which the Fund will invest.

Response 3: Supplementally, the Trust notes that the terms and durations of the inverse floating-rate securities in which it may invest will vary depending on the terms established by the tender option bond trusts that from time-to-time are available for investment. The Adviser will determine the appropriate duration and terms of any inverse floating-rate securities considered for investment by the Trust based on the then prevailing market interest rates and other applicable market circumstances. Any such investments will be made consistent with the investment objectives and restrictions of the Trust.

Comment 4: Please clarify whether “high grade” municipal obligations is one of the three highest rating categories.

Response 4: In response to the staff’s comments, the Trust in Pre-Effective Amendment No. 1 eliminated the use of the term “high grade” and has added the following additional disclosure to the summary and body of the prospectus regarding “investment grade obligations” in all applicable places:

During normal market conditions, at least 70% of the Trust’s investments in municipal obligations will be investment grade quality at time of investment. A municipal obligation is considered investment grade quality if it is either (i) rated within the four highest ratings categories by at least one nationally recognized statistical rating organization (a “Rating Agency”), which are those rated Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”) or BBB or higher by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings (“Fitch”), or (ii) an unrated municipal obligation that the Trust’s investment adviser considers to be of investment grade quality. If a municipal obligation is rated differently by two or more Rating Agencies, the Trust will use the higher of such ratings (the “Municipal Obligation Rating”). If a municipal obligation is insured, the Trust will use the higher of the Municipal Obligation Rating or the insurance issuer’s rating. Securities rated in the fourth highest category (i.e., Baa by Moody’s or BBB by S&P or Fitch) are considered investment grade quality, but may have speculative characteristics.

Comment 5. Given that the Fund may invest an unlimited amount of its assets in inverse floaters and uses the term “municipal” in its name, please explain whether this is consistent and complies with section 35(d) of the Investment Company Act. Please state whether the Fund will count investments in inverse floaters toward the 80% test.

Response 5: The Trust notes that, in Pre-Effective Amendment No. 1, the Trust revised the following disclosure to clarify that the Trust’s investments in inverse floating-rate securities is limited as follows.

~~The Fund may invest to a significant extent~~ The Trust anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds~~, also known as inverse floating rate securities~~. The Trust will not utilize leverage in excess of 15% of its gross assets.

In addition, in response to the staff’s comments, the Trust in Pre-Effective Amendment No. 1 added the following additional disclosures to the cover, summary and body (as indicated below) of the prospectus in all applicable places to clarify that inverse floating-rate securities will be included in the Trust’s stated 80% investment in municipal obligations.

Cover

During normal market conditions, the Trust will invest at least 80% of its gross assets in debt obligations issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their political subdivisions, agencies or instrumentalities, the interest on which is exempt from regular federal income tax (“municipal obligations”), including investments in residual interest bonds whose interest is exempt from regular federal income tax.

Summary and Body

During normal market conditions, the Trust will invest at least 80% of its gross assets in debt obligations issued by or on behalf of states, territories and possessions of the United States, including the District of Columbia, and their political subdivisions, agencies or instrumentalities, the interest on which is exempt from regular federal income tax (“municipal obligations”). For purposes of this 80% policy, municipal obligations will include investments in residual interest bonds whose interest is exempt from regular federal income tax.

The Trust believes that inclusion of residual interest bond investments in its 80% municipal obligations policy is fully consistent with Section 35(d) of the 1940 Act. Residual interest bonds represent interests in one more municipal bonds held in a tender option bond trust. They pay interest that is federally tax-exempt to the same extent as a direct investment in a municipal bond. In Question 4 of Frequently Asked Questions about Rule 35d-1 (Investment Company Names), the staff notes that use of the word “municipal” in a fund’s name is effectively the equivalent of using the words “tax-exempt” and that the key component is that there must be an 80% policy of investing in obligations that pay interest that is federally tax-exempt. The Trust, in this case, has such a policy.

Moreover, in the case of investments in “self-deposited” residual interest bonds, the Trust is actually required for financial accounting purposes to reflect on its books that it holds the bonds held in a tender option bond trust directly. Investments in residual interest bonds are commonly used investments by municipal bond funds throughout the investment company industry and we believe, in many cases, are treated as subject to funds’ policies with respect to investment in municipal obligations. We are unaware of any staff guidance to the contrary.

Finally, the Trust notes that the name of the Trust was changed in Pre-Effective Amendment No. 1 to “Eaton Vance National Municipal Opportunities Trust.”

Comment 6. Please add disclosure on the cover page that the Fund may invest an unlimited amount in inverse floaters. Also, please make prominent the statement that the Fund is newly organized and has no history of public trading. See Item 1.1.i of Form N-2.

Response 6: As noted in Response 5 above, the Trust in Pre-Effective Amendment No. 1 revised the disclosure to state that the Trust will not utilize leverage in excess of 15% of its gross assets, including its investments in residual interest bonds. Such revised disclosure is noted on the inside cover page, and the applicable places in the summary and body of the prospectus.

In addition, the Trust confirms that the subject disclosure related to the Trust is newly organized with no history of public trading appeared in a prominent place on the outside cover page in Pre-Effective Amendment No. 1 and will remain in such place for Pre-Effective Amendment No. 2.

Comment 7. Please state the maximum percentage the Fund may invest in foreign securities.

Response 7: Supplementally, the Trust notes that it will not invest in foreign securities. Accordingly, no disclosure regarding investment in foreign securities has been included in the Trust’s prospectus or statement of additional information.

Comment 8. Please disclose that the fourth highest rating category has speculative characteristics.

Response 8: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following disclosure to appear on the inside front cover page, under “Investment Objectives and Policies” in the summary section, under the heading “Risk Considerations—Credit Risk” also in the summary section, in the body of the prospectus under the heading “Additional Risk Considerations—Credit Risk” and under the headings “Investment Objectives, Policies and Risks—Primary Investment Policies—General Composition of the Trust” and “Risk Considerations—Credit Risk” in the body section of the prospectus.

Securities rated in the fourth highest category (i.e., Baa by Moody’s or BBB by S&P or Fitch) are considered investment grade quality, but may have speculative characteristics.

Comment 9. Please clarify whether the Fund may invest up to 5% of “total” versus “gross” assets in collateralized municipal bonds.

Response 9: Please note that the following disclosure appeared in the initial Registration Statement and remains in the prospectus (with minor edits noted below) in the summary section under the heading “Investment Objectives and Policies” and in the body of the prospectus under the heading “Primary Investment Policies—General Composition of the Trust.” The Trust believes this existing disclosure fully responds to the staff’s comment.

Up to 5% of the ~~Fund’s~~ Trust’s investments in municipal obligations may be ~~in municipal obligations that are~~ collateralized by the proceeds from class action or other litigation against the tobacco industry.

Comment 10. Please state the percentage limitation on investments in derivatives.

Response 10: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following disclosure to the summary section under the heading “Investment Objectives and Policies” and in the body under the heading “Primary Investment Policies—General Composition of the Trust” to clarify that the Trust may invest without limitation in derivatives for hedging purposes.

In addition to investing in residual interest bonds, the Trust may invest without limitation in other derivative instruments (which are instruments that derive their value from another instrument, security or index) acquired for hedging purposes.

Special Risk Considerations

Comment 11. Please update the section titled “Municipal Bond Market Risk” to include the current market conditions and risks that issuers are facing, given recent financial hardships and losses of tax revenue.

Response 11: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following disclosure to appear as a new risk factor in the summary under heading “Special Risk Considerations” and in the body under the heading “Additional Risk Considerations”

Current Economic Conditions—Credit Crisis Liquidity and Volatility Risk. The markets for many credit instruments, including municipal obligations, have experienced periods of illiquidity and extreme volatility since the latter half of 2007. The debt and equity capital markets in the United States have been negatively affected by significant write-offs in the financial services sector relating to subprime mortgages and the repricing of credit risk in the broader market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the concerns that other financial institutions as well as the global financial system are experiencing severe economic distress have materially and adversely affected the broader financial and credit markets. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities, including municipal obligations. In addition, during 2008, several major dealers of municipal bonds exited the market via acquisition or bankruptcy. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the Trust’s municipal obligations uncertain and/or result in sudden and significant valuation increases or declines in its holdings. During times of reduced market liquidity, such as experienced recently, the Trust may not be able to sell securities readily at prices reflecting the underlying values of such securities or where carried on the Trust’s books. Sales of large blocks of securities by market participants that are seeking liquidity can further reduce security prices in an illiquid market. In addition, illiquidity and volatility in the credit markets may directly and adversely affect dividends on the Common Shares.

In response to the global economic downturn, governmental cost burdens may be reallocated among federal, state and local governments. The Federal Government, Federal Reserve and other governmental and regulatory bodies have taken and are considering additional actions to address the financial crisis. There can be no assurance as to what impact such actions will have on the markets for municipal obligations. Laws enacted in the future by Congress or state legislatures or referenda could extend the time for payment of principal and/or interest, or impose other constraints on enforcement of such obligations, or on the ability of municipalities to levy taxes. Issuers of municipal obligations might seek protection under the bankruptcy laws.

The current economic and financial market conditions may continue to contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets; and may cause further economic uncertainties or deterioration in the United States and worldwide. The prolonged continuation or further deterioration of the current U.S. and global economic downturn could adversely affect the Trust’s investments. The Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the U.S. economy, markets and securities in the Trust’s portfolio. The Adviser intends to monitor developments and seek to manage the Trust’s portfolio in a manner consistent with achieving the Trust’s investment objectives, but there can be no assurance that it will be successful in doing so.

Comment 12. In the section titled “Concentration Risk,” please identify the states in which the Fund will now concentrate 25% or more of “Total” versus “gross” assets. If there is no current intent to concentrate, confirm that the Fund will “sticker” its prospectus when such investment meets or exceeds 25% of total assets.

Response 12. In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the disclosure as follows.

~~Concentration~~ State Specific Risks. The ~~Fund may invest 25% or more of its gross assets~~ Trust has no current intention to invest 25% or more of its gross assets (but may invest up to such amounts) in municipal obligations of issuers located in the same state (or U.S. territory), but reserves the flexibility to do so in the future. If the Trust invests 25% or more of gross assets in any one state (or U.S. territory) ~~or economic sector~~), ~~may make the Fund~~ the Trust may be more susceptible to adverse economic, political or regulatory occurrences affecting a particular state (or territory).~~or economic sector~~.

Supplementally, the Trust notes that it has no current intention to invest 25% or more of its gross assets in any single state, but reserves the flexibility to do so in the future. If in the future the Trust determines to invest 25% or more of gross assets in any one state or U.S. territory, the Trust will notify shareholders of such change through disclosure in the Trust’s annual or semi-annual report as permitted in Rule 8b-16 under the 1940 Act. The Trust further notes that with respect to the use of the term “gross” as defined in the prospectus we believe it has substantially the same meaning for such purposes.

Comment 13. Please inform the staff in your response letter, the name of any “third party sponsor” that holds municipal bonds in special purpose trusts. Also, given the volatility of residual interest bonds, please inform the staff how this investment relates to the Fund’s primary investment objective of providing current income.

Response 13: Supplementally, in response to the first part of the staff’s comment, the Trust notes that the sponsors of tender option bond trusts will vary, but typically are major banks, broker-dealers or investment banks. The sponsors will vary over time and it is not possible to identify specific sponsors of the tender option bond trusts in which the Trust might invest at this time. In response to the second part of the staff’s comment, the Trust notes that the inverse floating rate securities the Trust receives from a tender option bond trust act as an enhancement to current income. While such securities may be more volatile than direct investments in municipal obligations, they typically pay a higher rate of current income. Inverse floating rate securities, like municipal obligations, pay tax-exempt interest to the Trust. Such securities are therefore fully consistent with the Trust’s stated primary investment objective to provide current income exempt from federal income tax.

Comment 14. Please disclose any structural risks in investing in “tender option bonds.” Also, disclose any conflicts of interest, given that the fees paid to the adviser will be higher if the Fund uses financial leverage when the Fund invests in tender option bonds. Please disclose how the board of trustees will monitor any potential conflict of interest.

Response 14: The Trust notes that the following risk factor appeared in the initial Registration Statement in both the summary and body sections and remains in the prospectus. In addition, in response to the staff’s comments, this risk factor has been revised to reflect that while, generally there is no recourse to the investor (i.e., the Trust) in inverse floating rate securities issued by a tender option bond trust, the Trust may in certain circumstances invest in inverse floating rate securities that do have recourse to the investor. In such instances, the assets of the Trust will be at risk of loss. See new disclosure (underlined below). In response to the second part of the staff’s comment regarding conflicts of interest with respect to the fee, the Trust has revised the disclosure (see underlined below) to reflect that while leverage is used (including through the participation in tender option bond trusts), the fee paid to the adviser will be higher, which may create and incentive for the adviser.

Residual Interest Bond Risk. The ~~Fund~~ Trust anticipates initially incurring economic leverage by investing ~~may invest~~ in residual interest bonds ~~also known as inverse floating rate securities~~. Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and provide the economic effect of leverage. Typically, such securities represent beneficial interests in a special purpose trust (sometimes called a “tender option bond trust”) formed by a third party sponsor for the purpose of holding municipal bonds. In general, income on residual interest bonds will decrease when short-term interest rates increase and increase when short-term interest rates decrease. Investments in residual interest bonds may subject the ~~Fund~~ Trust to the risks of reduced or eliminated interest payments and losses of principal. In addition, residual interest bonds may increase or decrease in value at a greater rate than the underlying ~~interest rate~~ securities, which effectively leverages the ~~Fund’s~~ Trust’s investment. ~~As a result, the~~ The market value of such securities generally will be more volatile than that of conventional fixed rate securities.

Tender option bond trusts generally include liquidation triggers to protect the investor in the tender option bond. Generally, the trusts do not have recourse to the investors (such as the Trust) in the residual interest securities. However, in certain cases, at the discretion of the Adviser, the Trust may enter into a separate so-called shortfall and forbearance agreement with the sponsor of a tender option bond trust. Such an agreement would require the Trust to reimburse the sponsor upon termination of the trust the difference between the liquidation value of the bonds held in the trust and the principal amount due to the holders of floating rate interests. In such instances, the Trust may be at risk of loss that exceeds its investment in the residual interest securities. The Trust will segregate or earmark liquid assets with its custodian on a mark-to-market basis to cover these obligations.

Any economic effect of leverage through the ~~Fund’s~~ Trust’s purchase of residual interest bonds will create an opportunity for increased Common Share net income and returns, but will also create the possibility that the ~~Fund’s~~ Trust’s long-term returns will be diminished if the cost of leverage exceeds the return on the residual interest bonds purchased by the ~~Fund~~ Trust. See “Investment objectives, policies and risks—Risk considerations—Leverage risks.”

~~The amount of fees paid to Eaton Vance for investment advisory services will be higher if the Fund uses financial leverage because the fees will be calculated based on the Fund’s gross assets. Gross assets include assets financed through the creation of tender option bond trusts, the issuance of preferred equity, borrowings and other forms of financial leverage, which may create a conflict of interest between Eaton Vance and the Shareholders.~~

Residual interest bonds have varying degrees of liquidity based upon the liquidity of the ~~underlying~~ securities deposited in ~~a~~

the associated tender option bond trust and other factors. The market price of residual interest bonds is more volatile than the underlying securities due to leverage. In circumstances where the ~~Fund~~ Trust has a need for cash and the securities in a tender option bond trust are not actively trading, the ~~Fund~~ Trust may be required to sell its residual interest bonds at less than favorable prices, or liquidate other ~~Fund~~ Trust portfolio holdings.

Supplementally, the Trust notes that the Board of Trustees has general oversight responsibility over the Trust’s investment program, including the use of leverage in various forms. The Board periodically reviews the use of leverage by the Adviser. In this regard, the Board during its annual Section 15(c) advisory contract review process considers the use of leverage by the Trust through tender option bond trusts and other means generally, including the levels employed and that the use of leverage will increase the fee paid to the Adviser, which may create an incentive for the Adviser to use leverage.

Comment 15. Please disclose whether financial leverage risk is traditional leveraging, or in addition to investments in tender option bonds.

Response 15: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the disclosure as set forth below (see underlined section) under the sub-heading “Leverage risk” in both the summary and body sections of the prospectus to clarify that this risk factor applies to both traditional forms of leverage (including borrowings and the use of preferred shares) and leverage through investments in tender option bond trusts.

~~Financial~~ Leverage Risk. The Trust anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds. The Trust will not utilize leverage in excess of 15% of its gross assets. Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and provide the economic effect of leverage. Although the Trust has no current intention to do so, the Trust is authorized also to utilize leverage through the issuance of preferred shares and/or borrowings, including the issuance of debt securities. The Trust may borrow for temporary, emergency or other purposes as permitted by the 1940 Act. ~~In the event that the Fund utilizes investment leverage, there~~ There can be no assurance that such a leveraging strategy will be successful during any period in which it is employed. Leverage creates risks for Common Shareholders, including the likelihood of greater volatility of net asset value and market price of the Common Shares and the risk that fluctuations in distribution rates on any preferred shares or fluctuations in borrowing costs may affect the return to Common Shareholders. To the extent the ~~returns~~ income derived from securities purchased with proceeds received from leverage exceeds the cost of leverage, the ~~Fund’s~~ Trust’s distributions may be greater than if leverage had not been used. Conversely, if the ~~returns~~ income from the securities purchased with such proceeds are not sufficient to cover the cost of leverage, the amount available for distribution to Common Shareholders will be less than if leverage had not been used. In the latter case, Eaton Vance, in its best judgment, may nevertheless determine to maintain the ~~Fund’s~~ Trust’s leveraged position if it deems such action to be appropriate. The costs of an offering of preferred shares, borrowings and other forms of ~~financial~~ leverage would be borne by Common Shareholders and consequently would result in a reduction of the net asset value of Common Shares.

In addition, the fee paid to Eaton Vance will be calculated on the basis of the ~~Fund’s~~ Trust’s average daily gross assets, including proceeds from the issuance of preferred shares, borrowings and other forms of ~~financial~~ leverage, including investments in residual interest bonds, so the fee will be higher when leverage is utilized, which may create an incentive for the Adviser to employ ~~financial~~ leverage. In this regard, holders of preferred shares do not bear the investment advisory fee. Rather, Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of the preferred shares offering.

Comment 16. Please disclose whether the Fund will invest in residual interest bonds for speculative reasons, or hedging, or both.

Response 16: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following disclosure in the summary section under the heading “Investment Objectives and Policies” and in the body under the heading “Primary Investment Policies—Residual Interest Bonds” to confirm that investments in inverse floating rate securities will be primarily for investment purposes.

The Trust will invest in residual interest bonds primarily for investment purposes.

Fund Expenses

Comment 17. Please clarify whether the transaction expenses will be borne by the Fund, the adviser, or an affiliate.

Response 17: As noted in response to Comment 1 above, in response to the staff’s comment the disclosure in Footnote 1 to the fee table has been revised to clarify that the Adviser will reimburse all organizational costs and will reimburse offering costs to the extent they exceed $0.04 per common share.

Eaton Vance or an affiliate has agreed to pay the amount by which the aggregate of all of the Trust’s offering costs (other than sales loads) exceed $0.04 per Common Share (0.20% of the offering price). Eaton Vance or an affiliate has agreed to reimburse all organizational costs of the Trust.

Comment 18. Please remove “net” from “total net annual expenses.”

Response 18: The requested change has been made in Pre-Effective Amendment No. 1, and the line item in the fee table under “Annual Expenses” now reads “Total Annual Expenses.”

Comment 19. The fee table requires that all expenses, including advisory fees, be disclosed based upon net assets. The advisory fee paid by the Fund is based on managed assets, which includes traditional leveraging, as well as the leveraging from tender option bonds. Please describe in a footnote how the advisory fee is calculated, i.e., how the advisory fee based on managed assets is converted to net assets in the fee table.

Response 19: In response to the staff’s comment in Pre-Effective Amendment No. 1, the Trust revised the fee table as follows:

Summary of Trust expenses

The purpose of the table below is to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The following table assumes the Trust incurs maximum allowable leverage of 15% of gross assets by investing in residual interest bonds, and shows Trust expenses as a percentage of net assets attributable to the Common Shares.

Shareholder Transaction Expenses
Sales load paid by you (as a percentage of offering price)	4.50%
Expenses borne by the Trust	0.20	%(1)(2)
Dividend reinvestment plan fees	None	(3)

Percentage of Net Assets Attributable to Common Shares Assuming Leverage as Described Above(4)
Annual expenses
Investment advisory fee (4, 5)	0.71%
Other expenses (6) (total including interest expense (7))	0.42%

Interest expense (7)	0.22%
Other expenses (excluding interest expense) (6)	0.20%

Total annual expenses	1.13%

(1)	Eaton Vance or an affiliate has agreed to pay the amount by which the aggregate of all of the Trust’s offering costs (other than sales loads) exceed $0.04 per Common Share (0.20% of the offering price). Eaton Vance or an affiliate has agreed to reimburse all organizational costs of the Trust.
(2)	Eaton Vance (not the Trust) will pay a shareholder servicing fee to UBS Securities LLC pursuant to a shareholder servicing agreement. Eaton Vance (not the Trust) has agreed to pay a structuring fee to each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC. Eaton Vance (not the Trust) has agreed to pay a marketing and structuring fee to Morgan Stanley & Co. Incorporated. Eaton Vance (not the Trust) also may pay certain qualifying underwriters additional compensation in connection with the offering. See “Underwriting”.

(3)	You will be charged a $5.00 service charge and pay brokerage charges if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account.
(4)	The Trust anticipates initially incurring economic leverage by investing in residual interest bonds. The fee table assumes in the calculation of the investment advisory fee that the Trust incurs the maximum allowable leverage of 15% of gross assets. Stated as a percentage of net assets attributable to Common Shares assuming no economic effects of leverage from investment in residual interest bonds, the Trust’s expenses would be as follows:

Percentage of Net Assets Attributable to Common Shares (Assuming No Leverage)
Annual Expenses
Investment Advisory Fee	0.60%
Other Expenses	0.20%

Total Annual Expenses	0.80%

(5)	The investment advisory fee is 0.60% of the Trust’s average daily gross assets up to $1.5 billion, and 0.59% of the Trust’s average daily gross assets in excess of $1.5 billion.
(6)	The Other Expenses shown in the table are based on estimated amounts for the Trust’s first year of operations and assume that the Trust issues approximately 7,500,000 Common Shares. If the Trust issues fewer Common Shares, these expenses generally would increase. See “Management of the Trust” and “Dividend reinvestment plan.”
(7)	“Interest Expenses” relate to the Trust’s liability with respect to floating rate notes held by third parties in conjunction with anticipated investments in residual interest bonds and is based on the maximum allowable leverage of 15% of gross assets. The Trust records offsetting interest income in an amount at least equal to this expense relating to the municipal obligations underlying such transactions. Had this expense not been included, total “Other Expenses” would have been the amounts described in the table above as “Other expenses (excluding interest expense)” and reflected in annual expenses table assuming no leverage as shown in footnote 4 above.

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares (including the sales load of $45.00 and estimated offering expenses of this offering of $2.00), assuming (i) total annual expenses of 1.13% of net assets attributable to Common Shares and (ii) a 5% annual return(1)(2):

1 Year	3 Years	5 Years	10 Years
$58	$81	$106	$178

The example should not be considered a representation of future expenses. Actual expenses may be higher or lower.

(1)	The example assumes that the estimated “Other expenses” set forth in the annual expenses table are accurate, and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Trust’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.
(2)	Based on the assumptions noted above and in footnote 1 but excluding the interest expenses from the economic effects of leverage from investment in residual interest bonds, you would pay the following expenses on a $1,000 investment in Common Shares:

1 Year	3 Years	5 Years	10 Years
$55	$71	$89	$141

Comment 20. Please add a footnote to the line item titled “Investment Advisory Fee” that either the Fund will not leverage in the first year, or that the fee table assumes X% of leverage.

Response 20: As noted in Response 19, above, in response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the fee table to include the following as a new Footnote 4 to the fee table.

(4) The Trust anticipates initially incurring economic leverage by investing in residual interest bonds. The fee table assumes in the calculation of the investment advisory fee that the Trust incurs the maximum allowable leverage of 15% of gross assets. Stated as a percentage of net assets attributable to Common Shares assuming no Interest Expenses on the economic effects of leverage from investment in residual interest bonds, the Trust’s expenses would be as follows:

Percentage of Net Assets Attributable to Common Shares (Assuming No Leverage)
Annual Expenses
Investment Advisory Fee	0.60%
Other Expenses	0.20%

Total Annual Expenses	0.80%

Comment 21. We note that the expense table shows a footnote number 4, with no corresponding footnote. Please add “other” before the statement that “expenses shown in the table are based on estimated amounts…”.

Response 21: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the fee table to include the following as a new Footnote 6 to the fee table.

(6) The Other Expenses shown in the table are based on estimated amounts for the Trust’s first year of operations and assume that the Trust issues approximately 7,500,000 Common Shares. If the Trust issues fewer Common Shares, these expenses generally would increase. See “Management of the Trust” and “Dividend reinvestment plan.”

Primary Investment Policies

Comment 22: Please state whether the investment objectives and policies may be changed without shareholder approval.

Response 22: The Trust notes that in the initial Registration Statement filing and in Pre-Effective Amendment No. 1, the following disclosure appeared and will continue to appear in the prospectus (with minor edits noted below) and we believe this disclosure responds to the staff’s comment. Such disclosure appears under the heading Primary Investment Policies—General Composition of the Trust, in the body of the prospectus.

The ~~Fund~~ Trust has adopted certain fundamental investment restrictions set forth in the Statement of Additional Information which may not be changed without a vote of the holders of the ~~Fund’s~~ Trust’s common shares (“Common Shareholder”). Except for such restrictions and the 80% requirement pertaining to investment in municipal obligations set forth above, the investment objectives and policies of the ~~Fund~~ Trust may be changed by the Trust’s Board of Trustees (“Board”) without Common Shareholder action.

In addition, in the summary section of the prospectus, in response to the staff’s comment, the following disclosure was added in Pre-Effective Amendment No. 1, under the heading “Investment Objectives and Policies.”

The Trust’s investment objectives are considered a non-fundamental policy that may be changed by the Trust’s Board of Trustees (the “Board”) without approval of the holders of the Trust’s common shares (“Common Shareholder”). The Trust’s policy of investing at least 80% of its gross assets in municipal obligations is considered fundamental and may only be changed upon Common Shareholder approval.

Comment 23. Please explain the meaning of investments in municipal obligations collateralized by proceeds from class action or other litigation against the tobacco industry, and add the pertinent risks.

Response 23: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following disclosure in the body under the heading “Primary Investment Policies—Municipal Obligations.”

Up to 5% of the Trust’s investments in municipal obligations may be collateralized by the proceeds from class action or other litigation against the tobacco industry. Such municipal obligations are backed solely by expected revenues to be derived from lawsuits involving tobacco-related deaths and illnesses which were settled between certain states and American tobacco companies. Tobacco settlement bonds are secured by an issuing state’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between 46 states and nearly all of the major U.S. tobacco manufacturers. Under the terms of the MSA, the actual amount of future settlement payments by tobacco manufacturers is dependent on many factors, including, but not limited to, annual domestic cigarette shipments, reduced cigarette consumption, increased taxes on cigarettes, inflation, financial capability of tobacco companies, continuing litigation and the possibility of tobacco manufacturer bankruptcy. Payments made by tobacco manufacturers could be negatively impacted if the decrease in tobacco consumption is significantly greater than the forecasted decline. See “State Specific Investments” in the Statement of Additional Information for additional information about tobacco settlement bonds and the MSA.

Comment 24. Please inform the staff in your response letter, whether the issuers of residual interest bonds are registered with the Commission, or whether the Commission regulates them. Also, please inform the staff how these bonds are sold, e.g., by public offering.

Response 24: Supplementally, the Trust notes that inverse floating rate securities are generally sold on a private placement basis and thus not registered under the Securities Act of 1933, as amended (“1933 Act”) (typically in reliance on Section 4(2) of the 1933 Act or Regulation D thereunder). Issuers of such securities typically are not required to register as investment companies with the Securities Exchange Commission in reliance on various statutory exceptions and exemptions available under the 1940 Act (including Section 3(c)(7)). We note that the Commission retains its general regulatory authority over the securities markets and that the offer and sale of such securities are subject to the general anti-fraud provisions of Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

Comment 25. Please inform the staff in your response letter, how tender option bonds leveraging is calculated. Also, in complying with section 15, please describe how compensation is calculated.

Response 25: In response to the first part of the staff’s comment, the Trust in Pre-Effective Amendment No. 1 added the following additional disclosure under the heading “Leverage” in the summary section and under the heading “Primary Investment Policies—Leverage” in the body of the prospectus (see underlined text).

The Trust anticipates using leverage to seek to enhance returns, initially by investing in residual interest bonds. The Trust will not utilize leverage in excess of 15% of its gross assets. Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term tax-exempt interest rates and provide the economic effect of leverage. Although the ~~Fund~~ Trust has no current intention to do so, the ~~Fund~~ Trust is authorized to utilize leverage through the issuance of preferred shares and/or borrowings, including the issuance of debt securities. The ~~Fund~~ Trust may borrow for temporary, emergency or other purposes as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).

In response to the second part of the staff’s comments, the Trust notes as discussed in response to Comment 14, the fee paid to the Adviser is based on gross assets, which includes assets financed through the creation of tender option bond trusts which may create an incentive for the Adviser to employ such financial leverage. As noted, in Response 14, the Board periodically reviews the use of leverage by the Adviser. In addition, the Board during its annual Section 15(c) advisory contract review process considers the use of leverage by the Trust through tender option bond trusts and other means generally, including the levels employed and that the use of leverage will increase the fee paid to the Adviser, which may create an incentive for the Adviser to use leverage.

Additional Risk Considerations

Comment 26. Please disclose any risks, e.g., delays in event of default, associated with investing in municipal obligations are rated below investment grade.

Response 26: In response to the staff’s comments, the Trust in Pre-Effective Amendment No. 1 added the following disclosure in the summary under the heading “Special Risk Considerations” and in the body under the heading “Additional Risk Considerations.”

Below investment grade securities risk. Up to 30% of the Trust’s investments in municipal obligations may be, at the time of investment, rated below investment grade or if unrated deemed by the Adviser to be below investment grade. Such obligations are commonly called “junk bonds” and will have speculative characteristics in varying degrees. While such obligations may have some quality and protective characteristics, these characteristics can be expected to be offset or outweighed by uncertainties or major risk exposures to adverse conditions. Below investment grade municipal obligations involve a greater degree of credit, interest rate and market risk than investment grade municipal obligations. Below investment grade municipal obligations are subject to a greater risk of an issuer’s inability to meet principal and interest payments on the obligations and may also be subject to greater price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. Below investment grade municipal obligations are considered predominantly speculative because of the credit risk of their issuers. While offering a greater potential opportunity for capital appreciation and higher yields, below investment grade municipal obligations typically entail greater potential price volatility and may be less liquid than investment grade municipal obligations. Issuers of below investment grade municipal obligations are more likely to default on their payments of interest and principal owed to the Trust, and such defaults will reduce the Trust’s net asset value and income distributions. The prices of these below investment grade obligations are more sensitive to negative developments than higher rated securities. Adverse economic conditions generally lead to a higher non-payment rate. In addition, below investment grade municipal obligations may lose significant value before a default occurs as the market adjusts to expected higher non-payment rates.

Increases in interest rates and changes in the economy may adversely affect the ability of issuers of lower grade municipal obligations to pay interest and to repay principal, to meet projected financial goals and to obtain additional financing. Issuers of below investment grade municipal obligations may be more adversely affected by a prolonged recession or continued deterioration of economic conditions. In the event that an issuer of securities held by the Trust experiences difficulties in the timely payment of principal or interest and such issuer seeks to restructure the terms of its borrowings, the Trust may incur additional expenses and may determine to invest additional assets with respect to such issuer or the project or projects to which the Trust’s portfolio securities relate. Further, the Trust may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of interest or the repayment of principal on its portfolio holdings, and the Trust may be unable to obtain full recovery thereof.

The Adviser seeks to minimize the risks of investing in below investment grade obligations through professional investment analysis, attention to current developments in interest rates and economic conditions, and industry and geographic diversification (if practicable). When the Trust invests in lower rated or unrated municipal obligations, the achievement of the Trust’s investment objectives is more dependent on the Adviser’s credit analysis than would be the case if the Trust were investing in municipal obligations rated investment grade. In evaluating the credit quality of a particular issue, whether rated or unrated, the Adviser will normally take into consideration, among other things, the financial resources of the issuer (or, as appropriate, of the guarantor or underlying source of funds for debt service), its sensitivity to economic conditions and trends, any operating history of and the community support for the facility financed by the issue, the ability of the issuer’s management and regulatory matters. The Adviser will attempt to reduce the risks of investing in the lowest investment grade quality, below investment grade quality and comparable unrated obligations through active portfolio management, credit analysis and attention to current developments and trends in the economy and the financial markets.

To the extent that there is no established market for some of the lower grade municipal obligations in which the Trust may invest, trading in such securities may be relatively inactive. The Adviser is responsible for determining the net asset value of the Trust, subject to the supervision of the Trust’s Board.

During periods of reduced market liquidity and in the absence of readily available market quotations for lower grade municipal obligations held in the Trust’s portfolio, the ability of the Adviser to value the Trust’s securities becomes more difficult and the Adviser’s use of judgment may play a greater role in the valuation of the Trust’s securities due to the reduced availability of reliable objective data. The effects of adverse publicity and investor perceptions may be more pronounced for securities for which no established market exists as compared with the effects on securities for which a regular market does exist. Further, the Trust may have more difficulty selling such securities in a timely manner and at their stated value than would be the case for securities for which an established market does exist.

Municipal obligations held by the Trust that are initially rated below investment grade may subsequently be determined by the Adviser to be of investment grade quality for purposes of the Trust’s investment policies if the securities subsequently are backed by escrow accounts containing U.S. Government obligations. The Trust may retain in its portfolio an obligation that declines in quality, including defaulted obligations, if such retention is considered desirable by the Adviser. In the case of a defaulted obligation, the Trust may incur additional expense seeking recovery of its investment.

Comment 27. In the section titled “Diversification,” reference should be made to “total” not “gross” assets.

Response 27: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 made the requested change and revised the sentence as follows and moved the disclosure to appear under the heading “Investment Objectives and Policies” in the summary section and in the body of the prospectus under the heading “Primary Investment Policies—General Composition of the Trust”:

The ~~Fund~~ Trust is a “diversified” investment company which means that with respect to 75% of its total assets (1) it may not invest more than 5% of its total assets in the securities of any one issuer and (2) it may not own more than 10% of the outstanding voting securities of any one issuer. Therefore, with respect to no more than 25% of its total assets, the ~~Fund~~ Trust may invest more than 5% of the value of its total assets in the obligations of any single issuer. To the extent the ~~Fund~~ Trust invests a relatively high percentage of its assets in obligations of a limited number of issuers, the ~~Fund~~ Trust will be more susceptible to any single corporate, economic, political or regulatory occurrence.

Comment 28. Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

Response 28: The Trust notes that underwriting agreement will be submitted to FINRA for review and will be approved prior to effectiveness of the registration statement.

Statement of Additional Information

Comment 29. Please disclose under what circumstances the Fund may enter into a “shortfall and forbearance agreement” with the sponsor of an inverse floater held by the Fund.

Response 29: In response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the second paragraph under the heading “Additional investment information and restrictions—Inverse Floaters” as follows.

At the discretion of the Adviser, the ~~Fund~~ Trust may enter into a so-called shortfall and forbearance agreement with the sponsor of an inverse floater held by the ~~Fund~~ Trust. Such agreements commit the ~~Fund~~ Trust to reimburse the sponsor of such inverse floater, upon the termination of the trust issuing the inverse floater, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater. Such agreements may expose the Trust’s other assets to losses. Absent a shortfall and forbearance agreement, the ~~Fund~~ Trust would not be required to make such a reimbursement. If the ~~Fund~~ Trust chooses not to enter into such an agreement, the inverse floater could be terminated and the ~~Fund~~ Trust could incur a loss. The Trust will segregate or ear mark liquid assets with its custodian on a mark-to-market basis to cover any obligations owed to the sponsor under any such agreement.

Comment 30. Please disclose whether, under the shortfall and forbearance agreement, the Fund will establish a segregate account, in order to comply with section 18 of the Investment Company Act. Please disclose any risk of loss to the Fund under this agreement, and add risks disclosure to the prospectus.

Response 30: As noted in Response 29 above, in response to the staff’s comment, the Trust in Pre-Effective Amendment No. 1 revised the second paragraph under the heading “Additional investment information and restrictions—Inverse Floaters” as follows to reflect that the Trust will segregate assets to cover it obligations under any such forbearance agreement.

The Trust will segregate or ear mark liquid assets with its custodian on a mark-to-market basis to cover any obligations owed to the sponsor under any such agreement.

General Comments

Comment 31. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in Pre-Effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any Pre-Effective amendments.

Response 31: The Trust understands this comment. All responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

Comment 32. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response 32: The Trust has not submitted an exemptive application or no-action request in connection with this Registration Statement and has no current intention to do so.

* * * * *

As agreed to in our telephone conversations, we believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-261-3246.

Sincerely,

/s/ Clair E. Pagnano
Clair E. Pagnano

Enclosures

cc:	Richard Pfordte

    Securities and Exchange Commission, Division of Investment Management

Frederick S. Marius

    Eaton Vance Management

Mark P. Goshko

    K&L Gates LLP